EXHIBIT NO. 11

Computation of Per Share Earnings
	Year Ended December 31
	2000	1999	1998
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	14,029	14,149	14,160

Net income	$29,006	$27,709	$26,046

Net income per common share	$2.07	$1.96	$1.84

DILUTED:

Average shares outstanding	14,029	14,149	14,160

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	54	112	158
	14,083	14,261	14,138

Net income	$29,006	$27,709	$26,046

Net income per common share	$2.06	$1.94	$1.82